HIGH PLAINS CORPORATION 1997 ANNUAL REPORT

Table of Contents (center, far left side of page)

Selected Financial Data Inside Front Cover

Letters to Stockholders. . . . . . . . . . . . . . . . . . 1

Ethanol Outlook. . . . . . . . . . . . . . . . . . . . . . 3

Management's Discussion and Analysis . . . . . . . . . . . 6

Financial Statements . . . . . . . . . . . . . . . . . . .10

Notes to Financial Statements. . . . . . . . . . . . . . .15

Auditors' Report. . . . . . . . . . . . . .Inside Back Cover

Corporate Information . . . . . . . . . . .Inside Back Cover

Investor Information. . . . . . . . . . . .Inside Back Cover


Picture of sun and clouds in center of page

Corporate Mission Statement (Overlayed on picture-center of page)

   Our Goal: Provide a vital product, Ethanol, that improves the quality of life, cleans our air, aids the American farmer and decreases our dependence on foreign oil.

Corporate Profile (placed on the far right hand side of page, center)

   High Plains Corporation is the 6th largest in a U.S. field of approximately 60 Ethanol manufacturers. The Company produces at two state-of-the-art plants, one located in Colwich, Kansas and the other located in York, Nebraska, each producing approximately 20 million and 40 million gallons per year, respectively.

   The Company converts grain into Ethanol, distiller's grains both wet and dry (DDGs), and high purity carbon dioxide (CO2).
The Ethanol is sold for blending into gasoline nationwide. The
Company markets DDGs as livestock feed.

   High Plains was founded in 1980 and is headquartered in Wichita, Kansas.

Five Year Summary of Selected Financial Data (placed on inside cover. Information on Income through Operations on top half of page, Per Share Information through Ratios located on bottom half of page)

                                              For The Years Ended June 30,
                          ---------------------------------------------------------------
                              1997         1996         1995         1994         1993
                          -----------  -----------  -----------  -----------  -----------
INCOME
Net Sales and Revenues    $63,121,510  $87,925,409  $52,769,014  $33,566,271  $31,490,226
Net Earnings (Loss)       $ 1,733,290  $11,821,077  $ 6,072,407  $  (933,453) $ 5,337,791
BALANCE SHEET
Working Capital           $    70,117  $ 6,573,150  $  (538,322) $(2,544,316) $ 2,960,512
Long-term Debt            $10,200,014  $14,460,274  $19,052,272  $10,248,339  $       .00
Total Assets              $79,074,532  $75,096,095  $67,517,301  $48,915,483  $33,622,311
Stockholders' Equity      $55,656,176  $53,581,343  $40,250,738  $32,412,525  $32,331,610
OPERATIONS
Gallons of Ethanol Sold    33,270,129   44,630,313   33,576,788   18,449,822   16,741,131
Tons of DDG Sold               78,241      130,082      107,325       64,662       54,502
PER SHARE
Earnings (Loss) Per
  Common And Dilutive
  Common Equivalent
  Share:
    Earnings (Loss)
      Before Extra-
      ordinary Item             $ .11        $ .74        $ .39        $(.06)       $ .46
    Extraordinary Item          $ .00        $ .00        $ .00        $ .00        $ .07
    Net Earnings (Loss)         $ .11        $ .74        $ .39        $(.06)       $ .53

RATIOS
Book Value Per Share            $3.40        $3.30        $2.60        $2.19        $2.19
Return on Total Assets            .04          .19          .11         (.02)         .14


For comparative purposes, prior year financial ratios and earnings per share have been restated to effect stock splits disclosed in these financial statements.

No cash dividends were declared per common share during the years shown above.


1997 Chairman's Letter

   Fiscal year 1997 was a time of change for High Plains. We successfully re-started plant operations last fall after being shut down for several months due to high grain prices. In this process we were fortunate to have the understanding, cooperation and return of a large percentage of our employees at both plants.
   During the winter months we formulated our plans for production of Industrial Grade Ethanol. Although revenues for fiscal 1997 do not reflect Industrial Grade sales, production was achieved, contracts were in place and deliveries were made by mid-July. Currently we are capturing a higher price for this end product, while diversifying our Company into an area that is a very good fit with our core Fuel Grade Ethanol business.
   The spring of 1997 saw the retirement of our CEO and Chairman of the Board, Stan Larson. His guidance brought our Company from 700,000 shares outstanding to 16 million, increased street value from $250,000 to $60 million, and increased production from 8 million to approximately 60 million gallons (now roughly 50 million gallons of Fuel Grade, and 10 million gallons of Industrial Grade) of capacity annually. Fortunately, Stan's experience is still available through a consulting agreement he signed with High Plains, and he is currently assisting the newly formed Mergers and Acquisitions Committee of our Board of Directors. While we are not minimizing our core business, we have made an affirmative decision to seek out and evaluate opportunities for strategic alliances which we feel will further improve our diversity, increase our earnings, and add to stockholder value. We are committed to structure a Company that will provide the best possible long-term performance for our stockholders, regardless of future legislative or seasonality issues.
   Upon Stan Larson's retirement I was appointed Chairman of the Board of Directors, and Raymond Friend was elected President of the Company, and to the Board of Directors. Ray has been with High Plains for 12 years, most recently as Executive Vice President and CFO, and his promotion solidifies the continuity of our operation. For me, this presents a chance to continue the leadership role with High Plains which my father started as one of the first stockholders and directors of this Company. At the same time, we have further expanded our board to add even more diversity, expertise and experience to our decision-making process by electing Arthur Greenberg and Ronald Offutt. Art Greenberg is a commercial and residential land developer who also has extensive experience in the transportation industry. He is a former president of World Seeds, a group of farmers and agronomists committed to the development of varieties of disease resistant wheat seed. Ron Offutt is chairman and chief executive officer of RDO Equipment Co., a publicly traded company based in Fargo, North Dakota. RDO operates the largest network of John Deere construction and agricultural stores in the United States, and Ron is also personally involved in farming and in the food processing industry.
   As we experienced in the summer of 1996, the volatility of the grain markets can have a significant effect on the operations of our Company. Record high feedstock prices forced us to make some difficult, but also very profitable decisions. We sold our forward contract grain positions for a substantial profit, but had to temporarily shut down our plant operations as a result. Because grain purchases are the largest single component of our production costs, we have focused even more attention on our risk management program in order to further smooth out the rise and fall of our feedstock prices.
   Currently we are looking forward to a good corn and milo crop, and consequently lower feedstock prices which should help our profitability. A good crop year should improve the return on investment for our stockholders.
   We are also encouraged by the continued federal support for the Ethanol program and the fact that Ethanol supporters in Congress have overcome the challenges to the tax incentive, which remains intact and in place through the year 2000.
   It has been an exciting and challenging year for High Plains and with your continued support we look forward to a successful future

Sincerely,
Daniel O. Skolness
Chairman of the Board of Directors

(Picture of Dan located right hand column, top of page)

(Picture of corn stalk in center of page)


GRAPHS:         1995    1996    1997
               -----   -----   -----
             (Millions of U.S. Dollars)

Sales          $52.8   $87.9   $63.1

Total Assets   $67.5   $75.1   $79.1

Net Earnings   $ 6.1   $11.8   $ 1.7

(Graphs placed on far right side of page 1. Placed one on top of the other, down entire page in a column)

PRESIDENT'S LETTER


To Our Stockholders and Business Associates:

   It has been a dramatic year in the existence of our Company. We've been through a period of enormous challenges and have accomplished many of our goals. As a result of the battles we have fought and the accomplishments we have achieved during fiscal 1997, we think that we have positioned ourselves for a much more lucrative future.
   Due to the unavailability of economically priced grain, the fiscal year started with both of our plants idled for our first fiscal quarter and the majority of our employees furloughed. We dealt with the frustration that accompanies plant startup at both of our plants. After a good measure of difficulty that resulted from the plants sitting idle, both of our Fuel Ethanol facilities are operating smoothly, and at optimal capacity.
   With proceeds from the sale of our grain futures positions, we prepaid our lender over $8.3 million during this year and as a result have enjoyed reduced interest expense. In January of 1997, we were successful in replacing our old lender with the National Bank of Canada who has provided us with a much lower interest rate, relaxed loan covenants, and a better working relationship.
   We diversified our operation through the purchase and retrofit of an idled Ethanol processing plant which we converted into a high quality Industrial Grade production facility attached to our York, Nebraska plant.
 This facility is capable of upgrading approximately one million gallons per month from our Fuel Grade stream to a more refined Ethanol product.
From even our first gallons of production, this high quality product met all content specifications required; however, it retained a slight odor which made it unusable by our customer who had contracted for ten million gallons per year. The product's odor and a governmental action in Russia which limited Ethanol from entering that country created a temporary oversupply situation and caused the customer to cancel that contract.
Since that time, we have modified our high quality processing equipment and our production procedures, and in July of 1997 we started producing and selling high quality Industrial Grades of Ethanol at prices that are significantly higher than Fuel Grade prices.
   In August of 1997 we received notice from the UNGDA, the renowned French testing company that had previously ruled that our product was out of odor and taste testing compliance, stating that our product now met all taste and odor requirements necessary to be sold even as a beverage grade spirit.
 This means that our product now qualifies for almost all types of Ethanol usage and should bring even higher sales prices.
   On the legislative front, the partial Federal excise tax exemption for Ethanol blended fuel was attacked by oil and gasoline interests through Republican U.S. Representative from Texas, Bill Archer. We survived his attack to prematurely end the blender's incentive which retained its current effective status through September 30, 2000. Additionally, we hope for success in our efforts to extend Ethanol's incentive program to the year 2007, through the Highway Reauthorization Bill which originally needed to be completed by September 30th of this year. However, the deadline for adoption of the Highway Reauthorization Bill has been extended for six months from its original date. The Clinton Administration and many powerful and influential leaders in Congress support the extension of the incentive.
   On the state legislative front, we were successful in extending the Kansas State Agricultural Ethanol Incentive Program through July 1, 2001.
   We are continuing to strengthen our Company by improving our personnel, from the Board of Directors throughout all of the employee ranks, so that we are not only able to formulate the best plant to achieve enhanced stability and higher and more predictable earnings, but to have the best people to carry that plan our. With Stan Larson's continued availability and the recent promotion of Chris Standlee to Vice President and Dianne
Rice to CFO, we are poised to handle the challenges of management. Our Directors are involved, and all of our employees have been fantastic.
   We are working hard to expand Fuel Grade Ethanol opportunities, especially in the immense fuel markets like California, by attempting to remove oxygen caps and to implement other environmental policies favorable to Ethanol use. Chrysler and Ford recently announced a major commitment to the Ethanol Industry by agreeing to manufacture hundreds of thousands of E-85 vehicles over the next 3 years (85 percent Ethanol fuel blend compatible).
   Our grain risk management program has been enhanced, helping to lower our costs, while offering protection from potential runaway grain prices.
The Freedom to Farm legislation has allowed for great amounts of grain to be planted. We expect good harvests and significant acreage planted in the future. Our plant managers are providing the expertise and leadership necessary to have our facilities operate as efficiently as possible, Ethanol markets appear stable.
   In the 1998 fiscal year, we intend to capitalize on our expertise of efficient production and marketing of Fuel Grand Ethanol and by-products, as well as to build Industrial Grade Ethanol relationships. We have been encouraged by recent carbon dioxide opportunities and hope to begin capturing and profiting through that gas by-product. In addition, we will continue to explore for other strategic relationships that can enhance our stability and our earnings.

Raymond G. Friend
President & CEO
August 18, 1997

(Picture of Ray at top of page, right hand column)
(Picture of mountains and highway in center of page)

ETHANOL OUTLOOK

(Picture of cattle feeding on far right hand side at top of page with the caption: Dried distiller's grains and other solubles provide an excellent protein and fat source to cattle, both in feedyards and in dairies.)

(Picture of clouds in center of page)

(Picture of woman applying makeup at bottom of left hand column with the caption: Industrial Grade Ethanol is utilized in many cosmetic products.)

ETHANOL FACTS: FOR THE RECORD

   Fuel Ethanol affects us in so many ways, through many areas of our economy, our daily lifestyles, our environment and long into our future.
As a result, there are both industry supporters and opponents who are affected by Ethanol fuel decisions. This report contains a summary of most of the positives and negatives of Ethanol so that the reader will be able to develop a more clear understanding of the issues and make a more independent determination of the degree of their support.

ECONOMIC IMPACT

   The cost of the partial Federal excise tax incentive for Ethanol blended fuel is about $500 million per year. This benefit is received by the blenders of Ethanol and gasoline, by making Ethanol enriched fuel, thereby qualifying to deduct up to $.054 per gallon from the $.183 Federal excise tax per gallon on motor fuel. The cost occurs since this portion of the excise tax is never collected by the Federal Treasury from the blender. This incentive is available only to the blenders of the fuel and is not paid to the Ethanol manufacturer. The Ethanol manufacturer benefits indirectly from this incentive, since the price for his Ethanol reflects a portion of the excise tax savings the blender anticipates.
   The economic benefits that the partial Federal excise tax exemption provides to the economy allow for a payback to the Treasury of over 300 percent per year of the annual cost of the excise tax exemption. A partial listing of the methods in which economic benefits flow from Ethanol production are as follows:

- Fuel Ethanol production consumes over 600 million bushels of feedgrains such as corn annually, which is about 8 percent of the entire annual crop.
 Without this market for farmer's corn, prices of corn have been projected to drop as much as $.40 per bushel on the entire output, costing farmer about $3.2 billion per year. This would create both a significant reduction in U.S. Treasury income tax receipts from farmers as well as an increased need to provide farmer subsidation in order to avoid mass farmer bankruptcies.

-Over 200,000 jobs held by taxpayers, who pay both Federal and State taxes, have been created in the U.S. due to Ethanol production.

- Ethanol plant construction provided construction jobs, and, in addition, allows for taxable income from profitable plant operation, as well as local property taxes. These taxes reduce the need for Federal funding for economic development projects in rural areas. In calendar 1997 alone, the top ten corn growing states reported a $465 million boost in tax receipts as a direct result of income tax and sales tax on Ethanol producers.

- In addition to these above items that help reduce our Federal budget deficit, Ethanol production helps to reduce our foreign trade deficit by displacing imported oil, finished gasoline, and methanol based oxygenates that are imported. Petroleum imports account for 45 percent of America's trade deficit. This accounts for a monetary transfer of over $60 billion annually. These are dollars that no longer remain in the U.S. and are only available for payment through increased national debt or increased taxes. Over the next 10 to 20 years, petroleum imports are expected to rise to 70 percent of the foreign trade deficit, increasing the deficit even further.
 If Clean Air Act fuel standards are expanded to a national scale, Ethanol could displace up to 9 percent of projected fuel consumption by the year 2000 and beyond.

- One of the by-products of Ethanol production is dried distiller grains. This product contains all of the fat and protein of corn, but in only one-third of the mass of corn. This fact allows U.S. producers the opportunity to export this high protein product overseas at one-third of the freight cost of corn, expanding our foreign trade.

ENERGY SECURITY IMPACT

   Many people consider that the costs of a curtailment of oil from the Middle East are limited to the military disadvantages of inadequate fuel supplies and the limitations on travel that would occur here in the U.S.. However, few consider the effect that fuel curtailment would have on our Gross National Product (GNP). The previous fuel supply disruptions that have occurred in the past cost our country over $3 trillion in GNP that we will never recoup. The American economy runs on its people, information, and energy. Without the continuity of our energy supply, our economy and our country falters.
   The cost of U.S. military and foreign trade programs in the Persian Gulf from 1980 - 1990 is estimated at $365 billion. The current energy security cost to the U.S. of maintaining the uninterrupted flow of oil from the Middle East (without considering the tremendous cost of war that we have seen once in this decade already with the invasion of Kuwait) is $57 billion per year, or $9.19 per barrel of oil used in the U.S.. The true cost of oil from that area of the world, including military and energy security expenses, is as high as $100 per barrel.
   Ethanol is the only proven commercial scale renewable transportation fuel currently available in the marketplace, and it has the potential to replace about 10 percent of the nation's gasoline supply. Since Ethanol increases the octane of the fuel, it also increases gasoline yields from a barrel of oil at the refinery. Consequently, for every barrel of Ethanol produced, 1.2 barrels of petroleum is displaced at the refinery.

(Picture in center of page contains the collage of pictures and beaker from front cover)

(Picture in lower right hand corner of Governor Ben Nelson at an E-85 fueling station with caption: Governor Ben Nelson of Nebraska fills a Ford Taurus at one of Nebraska's new E-85 fueling stations.)


ENVIRONMENTAL IMPACT

   Gasoline is the largest source of man-made carcinogens. The combined emissions from evaporation of and burning gasoline and diesel fuel account for 56 percent of all outdoor air pollution. Ethanol blended fuel helps reduce automobile pollution, since Ethanol contains twice as much oxygen by weight as any other approved oxygenate. The additional oxygen allows the fuel to burn more completely, resulting in the benefits of both lower emissions and increased power.
   The EPA indicates that Ethanol blends reduce carbon monoxide emissions by up to 30 percent. This benefit allowed carbon monoxide emission violation occurrences to be reduced by 90 percent in the first year of the Federal oxy-fuel program. Fuel Ethanol is utilized in approximately 90 percent of the carbon monoxide oxy-fuel areas.
   Ethanol is utilized in over 50 percent of the reformulated gasoline program areas. Reformulated gasoline has helped reduce harmful air toxic pollution by over 25 percent and has reduced the compounds that create smog by 17 percent. This has resulted in a reduced cancer risk in those areas of 20 to 30 percent. Since 1995, the reformulated gasoline program has reduced toxic gasoline emissions by over 500,000 tons from American skies.
   Ethanol is organic, and therefore, if spilled, is not nearly as damaging a source of pollution as oil or any of the refined products that result from processing of oil.
   Burning fossil fuels contributes to greenhouse gases. The combustion of Ethanol does not. Fossil fuels are extracted from the earth, and when burned, emit new sources of carbon into the air (primarily carbon dioxide).
 Emissions of these greenhouse gases have already altered the chemical composition of the atmosphere. This is creating an enhanced greenhouse effect, akin to an atmospheric blanket trapping gases beneath it. In contrast, the production and combustion of Ethanol releases into the atmosphere the same quantity of carbon dioxide that was extracted from the atmosphere and utilized by the corn plant in its growth process. The net effect of Ethanol production and combustion in regard to greenhouse gas emissions is neutral.

AUTOMOBILE COMPATIBILITY

   All automobile manufacturers approve of the use of Ethanol/gasoline blends. General Motors, Ford, Chrysler/Jeep Eagle all state in their owner's manual that they recommend fuel oxygenates such as Ethanol.
Ethanol blends, including reformulated gasoline blends with Ethanol, work in all engine types. In addition to passenger vehicles, Ethanol fuel blends are approved by manufacturers in motorcycles, small engines, boats, and portable power equipment by renowned names such as Yamaha, Mercury Marine, Harley Davidson, Briggs and Stratton, and Sears, to name but a few.

FREQUENTLY ASKED QUESTIONS ABOUT ETHANOL

   Isn't Ethanol more expensive to produce than gasoline? No. The wholesale price of gasoline does not reflect its true cost. In addition to the costs of exploring for and extracting the oil, transportation to refineries, and the expenses to refine and distribute gasoline, there are a multitude of other costs that are not included in gasoline's price. The direct and indirect Federal and State subsidies such as foreign tax credits, depletion allowances, intangible drilling expense write-offs, tax exclusions, credits for alternative recovery methods, and access to low cost reserves on public land are all costs to the taxpayers that are never included in the prices paid at the pump for gasoline. When we add in the $50 billion per year of military costs to preserve the oil supply channels from the Middle East, the environmental costs from contamination, spills, and air pollution, and the increased health care costs from the dirty air, the total hidden costs per gallon exceed $1.00 per gallon of gasoline.
This makes the total wholesale cost of gasoline add up to over $1.50 per gallon, instead of the current wholesale price of $.65 per gallon.
   Ethanol can be manufactured for about $1.00 per gallon. Improved technological advances such as molecular sieves, thermal heat recovery procedures and improved enzymes are expected to lower the cost of Ethanol production even further in the future. Major developments are being accomplished everyday in cellulose conversion to Ethanol.

(Picture of a technician filling a bottle with a medicine dropper in center of page with the caption, "High Quality Ethanol also provides many medicinal and pharmaceutical uses.)

Although technology is not yet perfected, cellulitic conversion of municipal solid waste into Ethanol has the potential to lower Ethanol's production costs to $.60 per gallon, remove 50 percent of the waste currently going into overflowing landfills, and at the same time provide a renewable energy source that could provide a majority of our country's energy needs.

   What is the net energy increase created by converting grain into Ethanol? Corn Ethanol production is energy efficient. Recent reports indicate that the national average net energy gain of Fuel Ethanol production is 24 percent. We disagree. To evaluate Ethanol production on a BTU-in to a BTU-out basis, the by-products of Ethanol production need to be included also. The 7.5 pounds of DDG that is produced with every gallon of Ethanol at our plants carries a value of 85,000 BTUs, making the energy produced almost three times the energy consumed in growing and harvesting the crops, Ethanol plant construction, (prorated over the useful life of the plant), converting the grain into Ethanol, and transporting the product to market.

   Ethanol's net energy value is actually even higher if one considers that Ethanol's combustion characteristics allow it to replace carcinogenic octane enhancers that require substantially more BTUs to produce than Ethanol.

   Does Ethanol production affect our nation's food supplies? No. The production of Ethanol does not translate into less corn available for food.
 About 90 percent of the corn grown in the U.S. is fed directly to animals. Ethanol production creates a market for the farmers grain, allowing them to remain profitable, thereby helping to ensure adequate food supplies for the future. The process of producing Ethanol utilizes only the starch portion of the grain, leaving behind high-value, high-protein, high-vitamin content feed products such as distiller's grains or corn gluten feed.

   How does the existence of Ethanol keep the cost of fuel down for consumers? Several major gasoline marketing companies oppose Ethanol since Ethanol captures market share from gasoline and from oxygenate markets. Ethanol takes market share from MTBE, an oxygenate which is made from methanol and which is controlled by gasoline refiners and marketers. By competing with MTBE, Ethanol availability has eliminated the possibility of a monopoly of the oxygenate market by imported MTBE and has eliminated the possibility of runaway prices that sometimes occur with monopolization of a product stream.

   Many independent gasoline marketers consider that one of the primary reasons that they still exist, to compete with the majors is their ability to remain competitive through the utilization of Ethanol in their fuel mix.
 They have utilized Ethanol for octane enhancement, and in that manner have been able to remain competitive, even when gasoline supply strategies and pricing from the major refiners has been detrimental to the independents.

   Oil companies contend that Ethanol increases the volatility of gasoline. Is that correct? Vapor pressure is the propensity to evaporate. When fuel evaporates, volatile organic compounds (VOCs) are released into the air, reacting with sunlight, and forming smog. The volatility of Ethanol is much less than several of the components that gasoline marketers routinely add to their gasoline mix. Denatured Ethanol's natural vapor pressure of between one and three pounds converts into a blending vapor pressure of seventeen pounds when reacting to the various components of gasoline. However, the blending vapor pressure of butane, which is commonly added in excess of its desirable combustion ratio due to its low cost, has blending vapor pressures as high as sixty pounds. Pentane, also added by refiners, has a blending vapor pressure as high as twenty-two pounds. If Ethanol's cousin, methanol, is ever added to gasoline in its natural form, its blending vapor pressure is seventy pounds.

   When refiners produce gasoline at the highest level of volatility allowed by law by adding these butanes and pentanes in any quantities that they desire, it is impossible to add Ethanol to this mix and have an overall vapor pressure that does not exceed the legal limit. Ethanol blending at this point normally causes the volatility of the Ethanol enriched fuel to increase by about one-half pound. In 1978, the EPA issued a full one pound vapor pressure waiver for Ethanol blends due to the reduction in tailpipe emissions resulting from Ethanol use. This vapor pressure waiver for Ethanol blends currently remains in effect with the exception that it has not been available for Ethanol blends sold into the Reformulated Gasoline Program areas since 1995, when that program began. Currently, the National Academy of Sciences is reviewing this issue and we are hopeful that they will enact this vapor pressure waiver for those Reformulated Gasoline Program areas.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   High Plains derives revenue from the sale of Ethanol and Distiller's grain (DDG), a by-product of the Ethanol production process. The sales price of Ethanol historically has varied directly with the wholesale price of gasoline, which is primarily dependent upon the spot market for crude oil. In the past, Ethanol producers have been able to obtain a higher price per gallon than wholesale gasoline prices because of Federal excise tax rate reductions available to customers who blend Ethanol with gasoline, in addition to direct and indirect incentive payments from state governments.

   Ethanol sales prices also reflect a premium due to its oxygenate and octane enhancing properties. Demand for Ethanol products also affects price. Ethanol demand is influenced primarily by the cost and availability of alternative oxygenate products. Consequently, Federal programs established by the Clean Air Act amendments of 1990, (1) the Federal Oxygen Program, and (2) the Reformulated Gasoline (RFG) Program, have, in general, increased the demand for Ethanol.

   The Company believes that Ethanol and ETBE, an Ethanol based fuel additive with a low vapor pressure, are normally competitive in the market place. However, during the spring and summer of calendar 1996, grain costs increased to record levels which caused many Ethanol producers, including the Company, to curtail their Ethanol production, making Ethanol more expensive and thus, inhibiting the manufacture of ETBE. During fiscal 1997, grain costs began to decline from these record highs, which allowed Ethanol production to increase to levels sufficient to provide competitively priced Ethanol, for use as an oxygenate, either as Ethanol or in the form of ETBE.

   In 1995, the Company believed a ruling by the U.S. Treasury Department, allowed the production and sale of ETBE to qualify for an excise tax exemption, which, at the time, would result in an increase in demand for ETBE and Ethanol, ETBE's major ingredient. However, it was later determined that the excise tax savings generated by the blending of ETBE was subject to both Federal and state income taxes, which has limited the overall benefit of the excise tax exemption. Currently, several legislators are proposing legislation which would make ETBE's excise tax benefit nontaxable. If this should occur, the Company believes demand for ETBE will increase. In addition, during fiscal 1996 and early fiscal 1997 the production costs of Ethanol increased due to high grain prices, which resulted in higher production costs for ETBE. These higher ETBE production costs prevented ETBE from being priced competitively with MTBE, a petroleum based fuel additive, which is a primary ETBE competitor.

   The Company's primary grain feedstocks during fiscal 1997 were sorghum (also known as milo) and corn. Production at the Company's Colwich, Kansas plant relied almost exclusively on sorghum as its grain feedstock, while production at the Company's York, Nebraska facility relied on a mixture of approximately 25% corn and 75% sorghum. The cost of these grains is dependent upon factors which are generally unrelated to those affecting the price of Ethanol. Sorghum prices generally vary directly with corn prices, and both are influenced by regional grain supplies as well as world grain market conditions.

   High Plains attempts to control the market risk associated with grain prices, the Company's major operating cost, by periodically employing certain strategies including grain trading and forward contracting. To this end, on January 7, 1997, the Company entered into an exclusive grain supply agreement with Centennial Trading, LLC, a grain brokerage company, for the procurement of all the grain requirements for the Company's Colwich, Kansas and York, Nebraska plants for one year with automatic renewal for one-year terms. This agreement may be terminated by either party at any time upon thirty days written notice. The Company believes the Centennial agreement has contributed to the Company's ability to minimize grain costs by providing access to a large number of grain sources, and has provided the Company with access to valuable feedgrain analysis and forecast information.

   At June 30, 1997, the Company had forward contracts to purchase approximately 1.7 million bushels of grain feedstock at an average price of $2.56 per bushel. In addition, 679,000 bushels of grain feedstock were held under contracts for delivery, however, at June 30, 1997 no prices had been set for these contracts.

   The selling price of DDG, the primary by-product of the Company's production process, generally varies in accordance with sorghum and corn prices. Traditionally, as grain prices have increased, the Company's DDG prices also increased, which has resulted in an offset of up to one-half of the grain price increase. DDG sales accounted for 20.8%, 17.9% and 20.4% of the Company's sales in fiscal 1995, 1996 and 1997, respectively.


   The Company has traditionally sold a majority of its spring and summer Ethanol production based on spot market conditions. However, during the winter the Company sells up to 80% of its Ethanol production under fixed price forward contracts that secure Ethanol deliveries for customers and allow the Company to control its operating revenues by protecting the Company against spot market price changes. The ability to forward contract Ethanol sales at fixed prices during the winter months is a direct result of greater demand for Ethanol during these months, which is attributable to the Federal Oxygen Program, a recurring wintertime program.

   The Company normally sells all of its production volume of Ethanol and typically has less than two weeks inventory on hand. In fiscal 1997, the Colwich plant produced 12.9 million gallons of Ethanol, a 9.8% decrease in production from the 14.3 million gallons produced in fiscal 1996. The reduced 1997 production at the Colwich facility was primarily due to the temporary shutdown of the plant in May 1996 through September 1996 (See "Temporary Shutdown of Plant Operations" below). Ethanol production at the Colwich facility for fiscal 1997 reflects a 27.5% decrease from the 17.8 million gallons produced at the facility in fiscal 1995. In fiscal 1997, the Company's York facility produced 20.8 million gallons of Ethanol, a 28.8% decrease in Ethanol production below the 29.2 million gallons produced in fiscal 1996. The decreased 1997 production at the York plant was primarily due to the May 1996 through October 1996 temporary shutdown (See "Temporary Shutdown of Plant Operations" below). Production at the York facility for fiscal 1997 reflects a 24.5% increase from the 15.7 million gallons produced in fiscal 1995.

   The Company has expanded the Colwich plant to a production capacity of approximately 20 million gallons per year. The York plant has achieved production levels in excess of initial design capacity and, during certain periods, has produced at an annualized rate approaching 40 million gallons per year.

   During the temporary shutdown of the York facility, the Company began construction of an additional distillation facility at the York Plant, which gave the Company the ability to produce an Industrial Grade Ethanol, in addition to its production of Fuel Grade Ethanol. In January 1997, the Company completed construction of this facility and began initial testing of the new processing equipment. Modifications and test runs of the equipment continued into June 1997.

   This new Industrial Grade Ethanol distillation facility has a production capacity of approximately one million gallons per month. This new facility allows the Company to produce Fuel Grade Ethanol and to further refine, on a more limited scale, a portion of its Fuel Grade Ethanol production into Industrial Grade Ethanol. Although Industrial Grade Ethanol does not qualify for the federal excise tax credit granted to Fuel Grade Ethanol blenders, the Company believes that the addition of the Industrial Grade product will provide the Company with a measure of diversification and access to new market places at higher margins compared to Fuel Grade Ethanol. Inventories at June 30, 1997 included approximately 400,000 gallons of Industrial Grade Ethanol which were sold subsequent to year end.

   Future growth in the Company's Ethanol production capacity beyond the levels noted above will be dependent upon improvements to the York facility. Additionally, production volume growth will depend on the success of any future expansions or the construction and operation of new Ethanol production facilities.

Temporary Shutdown of Plant Operations

   During the spring of fiscal 1996, corn and milo feedstock prices increased substantially compared to prior years, reaching record level highs. Consequently, both the Colwich, Kansas and York, Nebraska plants were temporarily shutdown in May 1996. As grain prices began to decline in response to the onset of the 1996 autumn harvest, the Company prepared to re-open its production facilities. During September 1996 the Colwich, Kansas facility became operational. By late October 1996 the York, Nebraska plant was producing as well.

   Results of Operations

   The following table sets forth certain items in the Company's Statements of Income expressed as percentages of net sales and revenues for the periods indicated:



For the Years Ended June 30,      1997     1996     1995
                                 -----    -----    -----
Ethanol and incentive revenues    73.4%    65.1%    78.4%
By-products and other sales       26.6     19.0     21.6
Revenue from forward contracts     0.0     15.9      0.0
                                 -----    -----    -----
    Net sales and revenues       100.0    100.0    100.0

Cost of products sold             94.1     79.0     82.8
(Recovery) expense from forward
 contracts                       (  .9)     2.8      0.0
                                 -----    -----    -----
  Gross profit                     6.8     18.2     17.2

Selling, general and
  administrative expenses          2.6      2.3      2.9
                                 -----    -----    -----
    Operating income               4.2     15.9     14.3

Interest expense                  (2.1)    (2.5)    (2.4)
Non-recurring expense              0.0      0.0     (0.2)
Other operating income             0.6      0.4      0.1
                                 -----    -----    -----

    Net earnings before
      income taxes                 2.7     13.8     11.8
Income tax expense                 0.0      0.4      0.3
                                 -----    -----    -----

    Net earnings                   2.7%    13.4%    11.5%
                                 =====    =====    =====




FISCAL 1997 COMPARED TO FISCAL 1996:
                                             1997          1996
                                        ------------   ------------
Ethanol and incentive revenues          $ 46,345,112   $ 57,256,397
By-products and other sales               16,776,398     16,663,699
Revenues from forward contracts                  -0-     14,005,313
                                        ------------   ------------
Net sales and revenues                  $ 63,121,510   $ 87,925,409
                                        ============   ============



     Net sales and revenues for the year ended June 30, 1997 were 28.2% lower than net sales and revenues for the same period ended June 30, 1996. The Company sold 33,298,424 gallons of Ethanol which generated sales of $41,165,387 with an average selling price of $1.24 per gallon for the year ended June 30, 1997. During the same period in fiscal 1996, 44,630,313 gallons of Ethanol were sold generating sales of $51,701,573 at an average selling price of $1.19 per gallon. Production and sales were significantly lower in fiscal 1997 compared to fiscal 1996 as a result of decreased production. This decline in production was due to the temporary shutdown of the Company's plants and the inefficiencies in production experienced as part of the re-opening of the plants. For additional information regarding the temporary shutdown of the production facilities see "Temporary Shutdown of Plant Operations" section above.

     Included in Ethanol and incentive revenues are amounts of $1,160,141 and $1,126,386 for fiscal 1997 and 1996, respectively, for Ethanol produced under the Kansas production incentive program. These payments ranged from $.08 to $.17 per gallon of Ethanol produced. The Kansas incentive program was recently extended and is currently scheduled to expire July 1, 2001. The Company believes the Kansas legislature will continue to support the incentive program in the future, due to its economic benefits to agriculture. The Company maintains on-going efforts to extend the program beyond the current expiration date.

     Additional amounts of $4,019,584 and $4,428,437 in production tax credits from the State of Nebraska were recorded as incentive revenues for the years ended June 30, 1997 and 1996, respectively. Under the Nebraska program, the Company receives over a five year period, an incentive in the form of a transferrable production tax credit in the amount of $.20 per gallon of Ethanol produced. Not less than two million gallons and not more than twenty-five million gallons produced annually, at the Nebraska facility, are eligible for this credit. The Company will no longer be eligible for this credit after December 31, 1999.

     For the year ended June 30, 1997, by-products and other sales totaled $16,776,398 of which $3,128,676 is from the Company's sale of certain processing equipment for the production of Industrial Grade Ethanol. In connection with this sale, the equipment was simultaneously leased back to the Company under a capital lease. See Note 7 to the Financial Statements for additional information.

     Cost of products sold as a percentage of net sales and revenues were 94.1% and 79.0% for fiscal 1997 and 1996, respectively. The fiscal 1997 increase in cost of products sold as a percentage of net sales and revenues was primarily due to a decrease in revenues in fiscal 1997 since the Company did not sell any forward grain contracts. In the fourth quarter of fiscal 1996, the Company sold all of its forward grain contracts, net of commissions for approximately $14.0 million, due to record level grain prices in excess of the forward grain contract prices. For the fiscal year ended June 30, 1997 no revenue from the sale of forward grain contracts was recognized. The Company's cost of grain averaged $2.61 per bushel during the year ended June 30, 1997 compared to an average cost of $2.90 per bushel for the same period ended June 30, 1996.


     Selling, general and administrative expenses decreased by 18% in 1997 over 1996. This decrease was primarily the result of lower compensation expense related to lower net earnings.

     The Company recorded net earnings of $1,733,290 for the year ended June 30, 1997, compared to $11,821,077 for the year ended June 30, 1996, with a decrease in gross profit percentage from 18.2% of net sales and revenues in fiscal 1996 to 6.8% of net sales and revenues for the same period ended 1997. Net earnings for fiscal 1997 decreased compared to fiscal year 1996 primarily as a result of higher revenues generated from the sale of forward contracts during the year ended June 30, 1996. For the year ended June 30, 1997 no revenue from the sale of forward contracts was recognized.

FISCAL 1996 COMPARED TO FISCAL 1995:
                                        1996           1995
                                    ------------   ------------
Ethanol and incentive revenues      $ 57,256,397   $ 41,355,707
By-products and other sales           16,663,699     11,413,307
Revenues from forward contracts       14,005,313             --
                                    ------------   ------------

Net sales and revenues              $ 87,925,409   $ 52,769,014
                                    ============   ============



     Net sales and revenues for the year ended June 30, 1996 were 66.7% higher than net sales and revenues for the same period ended June 30, 1995. The Company sold 43,333,305 gallons of Ethanol which generated sales of $51,701,573 with an average selling price of $1.19 for the year ended June 30, 1996. During the same period in fiscal 1995, 33,576,788 gallons of Ethanol were sold generating sales of $37,337,916 at an average selling price of $1.11 per gallon. Production and sales increased significantly in fiscal 1996 compared to fiscal 1995 primarily due to the increased production provided by the York, Nebraska facility and higher per gallon prices. The selling price of Ethanol is influenced by several factors, including crude oil and wholesale gasoline prices and product demand. The Federal Oxygen Program, which replaced various state winter fuel oxygen programs and the RFG program have also affected Ethanol pricing due to demand for Ethanol's oxygen content.

   Included in Ethanol and incentive revenues are amounts of $1,126,387 and $1,304,019 for fiscal 1996 and 1995, respectively, for Ethanol produced under the Kansas production incentive program. These payments ranged from $.08 to $.10 per gallon of Ethanol produced. The Kansas incentive program was recently extended and is scheduled to expire July 1, 2001. The Company believes the Kansas legislature will continue to support the incentive program due to its economic benefits to agriculture, and thus, believes there is a good possibility that the program will be extended beyond the current expiration date. Additional amounts of $4,428,437 and $2,713,772 in production tax credits from the State of Nebraska were recorded as incentive revenues for the years ended June 30, 1996 and 1995, respectively. Under the Nebraska program the Company receives an incentive in the form of a transferrable production tax credit in the amount of $.20 per gallon of Ethanol produced. Not less than two million gallons and not more than twenty-five million gallons produced annually, at the Nebraska facility, are eligible for this credit. The Company will no longer be eligible for this credit after December 31, 1999.

   For the year ended June 30, 1996, by-products and other sales totaled $16,663,699. For the same period ended June 30, 1995, by-products and other sales totaled $11,413,307. In addition, during the fourth quarter of fiscal year 1996, the Company recorded revenues from the sale of all of its forward grain contracts net of commissions for approximately $14.0 million, due to record level grain prices in excess of the forward grain contract prices.

   Cost of products sold as a percentage of net sales and revenues were 79.0% and 82.8% for fiscal 1996 and 1995, respectively. The decrease in cost of products sold as a percentage of net sales and revenues was primarily due to the increase in revenues from the sale of forward contracts, net of the increase in average grain costs. As a result of the sale of its forward grain contracts, the Company incurred approximately $2.5 million in additional expenses related to filling undelivered contract commitments for the sale of Ethanol and DDG. The Company's cost of grain averaged $2.90 per bushel during the year ended June 30, 1996 compared to an average cost of $2.25 per bushel for the same period ended June 30, 1995.

   Selling, general and administrative expenses increased by 33% in 1996 over 1995. This increase was primarily the result of higher compensation expense related to higher net earnings.

   The Company recorded net earnings of $11,821,077 for the year ended June 30, 1996, compared to $6,072,407 for the year ended June 30, 1995, with an increase in gross profit percentage from 17.2% of net sales and revenues in fiscal 1995 to 18.2% of net sales and revenues for the same period ended 1996. Net earnings for fiscal 1996 increased primarily as a result of revenue generated from the sale of forward contracts.

Seasonality

   Historically, the Company's gross profits have been higher during its second and third fiscal quarters (October through March). Ethanol production efficiencies increase during the cooler months of the year avoiding the difficulties associated with controlling temperature levels in the fermentation process during the hot summer months. In addition, the Company's cost of grain, it's primary cost of production, traditionally decreases during and shortly following the autumn grain harvest. Historically, demand, and thus the sales price for Ethanol, has been higher in winter months due to state and local government winter fuel oxygen programs and the Federal Oxygen Program. Summer demand for Ethanol has not yet been materially influenced by oxygenate programs. However, summer Ethanol demand continues to be somewhat influenced by increased automobile use, fuel consumption and the withdrawal from the Ethanol market of certain manufacturers who elect to produce high fructose corn syrup during the summer months rather than Ethanol.

   With the implementation of the Reformulated Gasoline Program in January 1995, the Company experienced a small increase in Ethanol demand. Since then, a stronger year-round demand for oxygenates has occurred in response to the RFG program.
Ethanol's role in the RFG program has been somewhat limited due to the program's maximum vapor pressure standards for oxygenates.
 Ethanol is blended with gasoline and the result is a slightly higher vapor pressure than the gasoline by itself. Gasoline refiners and marketers typically produce and sell gasoline that is at the legal limit for vapor pressure. In order for Ethanol to be utilized as an RFG program oxygenate, gasoline marketers need to provide a gasoline blendstock that has a vapor pressure slightly less than the upper regulatory limit, or the economics of ETBE, a low vapor pressure oxygenate made from Ethanol, needs to be improved to make ETBE more competitive. To date, limited amounts of ETBE have been utilized in the RFG Program, but the quantities produced and utilized are difficult to determine. Other traditional Ethanol markets have indirectly benefited from the RFG programs, because quantities of MTBE, the most commonly used oxygenate, have been drawn to RFG markets and thus, are not available to compete against Ethanol in the existing non-RFG markets. The National Academy of Sciences is currently comparing Ethanol's increased vapor pressure with Ethanol's greater reduction of tailpipe emissions. If they determine, as other scientists have, that the reduction in tailpipe emissions more than offsets the increased evaporative emissions from Ethanol blend's higher vapor pressure, they may allow a vapor pressure waiver for Ethanol blends, opening previously closed RFG markets to Ethanol.

Income Taxes

   The Company expects to recognize income tax expense for financial reporting purposes for substantially all pre-tax earnings after June 30, 1997. However, the Company will be able to utilize a limited portion of its tax credit carryforwards to reduce the amount of taxes actually paid to the 20% alternative minimum tax rate, deferring the balance of the tax expense into future periods. In the event certain tax credit carryforwards expire, the Company would receive a deduction equal to 50% of any expired investment tax credits and 100% of the small ethanol producers credit in the year of expiration and the difference between the future tax benefit of the tax credit and the future tax benefit of the deduction would become an immediate additional deferred tax expense in the year of expiration. See Note 9 to the Financial Statements for additional information.

   If changes in the stock ownership of the Company cause the Company to undergo an "ownership change," as broadly defined in
Section 382 of the Internal Revenue Code (a "Section 382 Event"), utilization of the Company's tax credit carry forwards may be subject to an annual limitation. The Company does not expect this annual limitation to necessarily limit the total tax credit carryforwards utilized in the future. However, this annual limitation could defer recognition of these tax benefits. The Company believes that a Section 382 Event has not occurred during the last three fiscal years. However, application of the complex provisions of Section 382 may be subject to differing interpretations by taxing authorities. The Company has no current plans which are expected to result in a Section 382 Event in the immediate future. However, large purchases of the Company's stock by a single stockholder could create a Section 382 Event and would be beyond the Company's control.

Liquidity and Capital Resources

   The Company obtained funds during the last three fiscal years from several sources, including cash from operations, exercise of stock options, and proceeds from revolving lines-of-credit and long-term debt. Cash from operating activities amounted to $3,660,535 in fiscal 1997 compared to $14,793,769 in fiscal 1996.
In fiscal 1995 cash from operating activities amounted to $4,559,912. The decrease in cash from operating activities in 1997 was primarily attributable to the decrease in net earnings and the increase in trade accounts receivables and inventories related to the temporary shutdown of both of the Company's production facilities in late fiscal 1996 and early fiscal 1997.
 (See "Temporary Shutdown of Plant Operations" above.)

   Cash and cash equivalents amounted to $2,389,758 at June 30, 1997, compared to $8,889,246 at June 30, 1996, and $600,381 at
June 30, 1995. At June 30, 1997, the Company had a working capital surplus of $70,117 compared to a working capital surplus of $6,573,150 at June 30, 1996, and a working capital deficit of $(538,322) at June 30, 1995. Working capital decreased during fiscal 1997 compared to fiscal 1996 primarily due to the decrease in net earnings and the decrease in long-term debt.

   Due to the volatility in both the selling price of Ethanol and the cost of the Company's raw materials, the Company continues to be exposed to liquidity risk. However, due to Ethanol's role in the fuel markets as an oxygenate under the Federal Oxygen Program and the RFG, and should this trend continue, the Company anticipates it will be able to satisfy its liquidity needs through operating activities. However, if the Company experiences an increase in the costs of its feedstocks, a decrease in the demand for oxygenates, or if instability in the oil markets results in decreased prices for gasoline, then the Company's liquidity and cash reserves could be potentially inadequate on a long-term basis. If any of these events should occur and cash reserves proved insufficient, the Company would have to seek additional funding through the sale of stock, exercise of options held by directors and officers or additional financing.

   Capital expenditures in fiscal 1997 amounted to $7,819,604 compared to $4,947,663 in fiscal 1996 and $17,015,408 in fiscal 1995. In fiscal 1997, $7,634,995 of the capital expenditures were related to modifications made for Industrial Grade Ethanol production capabilities at the York, Nebraska plant. In fiscal 1996, $4,341,962 of the capital expenditures were related to modifications and upgrades for the York, Nebraska plant. In fiscal 1995, $16,159,518 of the capital expenditures were for construction-in-progress at the York, Nebraska plant. The balance of capital expenditures in each of fiscal 1997, 1996 and 1995 were for improvements at the Colwich, Kansas facility.

   No further expansions of the Company's Ethanol production capacity at either of its plants are anticipated at this time. However, improvements may be made to the plants to improve efficiency or to improve the recoverability of by-products. The Company does not have any material cash commitments to acquire capital assets as of June 30, 1997.

Inflation

   General inflation increased slightly, but continued to be moderate during the years ended June 30, 1997, 1996 and 1995. The Company's management believes that inflation has a relatively minor direct impact on its results of operations. While certain types of costs (such as salaries) are affected by inflation, the items which most affect the Company's operations are Ethanol prices and the cost of grain, which are influenced by a variety of factors. The impact of inflation on these items is not readily determinable.


   Any forward-looking statements made above are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from those anticipated by certain of the above statements are the following: 1) legislative changes regarding air quality, fuel specifications or incentive programs; 2) changes in cost of grain feedstock; 3) changes in market prices or demand for motor fuels and Ethanol. Additional information concerning those and other factors is contained in the Company Securities and Exchange Commission filings, including but not limited to, its annual 10K, Proxy Statement, quarterly 10Q filings, and press releases, copies of which are available from the Company without charge.


                             STATEMENTS OF INCOME

                   Years Ended June 30, 1997, 1996 and 1995

                                       1997           1996           1995
                                   -----------    -----------    -----------
Product sales and revenues         $63,121,510    $73,920,096    $52,769,014
Revenues from forward contracts             --     14,005,313             --
                                   -----------    -----------    -----------
        Net sales and revenues      63,121,510     87,925,409     52,769,014
                                   -----------    -----------    -----------

Cost of products sold               59,414,514     69,414,221     43,698,552
(Recovery) expense from forward
  contracts                           (610,069)     2,524,235             --
                                   -----------    -----------    -----------
        Total costs and expenses    58,804,445     71,938,456     43,698,552
                                   -----------    -----------    -----------

        Gross profit                 4,317,065     15,986,953      9,070,462

Selling, general and
  administrative expenses            1,653,681      2,022,095      1,519,615
                                   -----------    -----------    -----------
        Operating income             2,663,384     13,964,858      7,550,847
                                   -----------    -----------    -----------

Other income (expense):
  Interest and other income            276,345        175,296        151,511
  Interest expense                  (1,354,983)    (2,220,427)    (1,268,354)
  Gain (loss) on sale of equipment     129,649        256,606       (112,024)
  Non-recurring expenses                    --             --       (108,196)
                                   -----------    -----------    -----------
                                      (948,989)    (1,788,525)    (1,337,063)
                                   -----------    -----------    -----------

        Net earnings before
          income taxes               1,714,395     12,176,333      6,213,784

Income tax benefit (expense)            18,895       (355,256)      (141,377)
                                   -----------    -----------    -----------

        Net earnings               $ 1,733,290    $11,821,077    $ 6,072,407
                                   ===========    ===========    ===========
Earnings per common and dilutive
  common equivalent share          $       .11    $       .74     $       .39
                                   ===========    ===========     ===========

                      The accompanying notes are an integral
                        part of these financial statements.



                         STATEMENTS OF STOCKHOLDERS' EQUITY

                      Years Ended June 30, 1997, 1996 and 1995

                             Preferred Stock        Common Stock
                            ------------------   --------------------                Retained
                            Number                Number               Additional    Earnings
                              of                    of                  Paid-In    (Accumulated  Treasury    Deferred
                            Shares     Amount     Shares    Amount      Capital      Deficit)     Stock    Compensation  Total
                            -------  ---------  ---------- ---------- -----------  -----------  ---------   ---------- -----------
Balance, June 30, 1994       25,000  $ 150,000  11,031,988 $1,103,199 $33,266,850  $(1,863,147) $(244,377)  $      --  $32,412,525
Exchange of preferred stock
  for common stock          (25,000)  (150,000)     36,918      3,692     146,308                                               --
Exercise of stock options                          615,479     61,548   1,704,258                                        1,765,806
Four for three stock split                       3,786,562    378,656    (378,656)                                              --
Net earnings for year                                                                6,072,407                           6,072,407
                            -------  ---------  ---------- ---------- -----------  -----------  ---------   ---------  -----------

Balance, June 30, 1995           --         --  15,470,947  1,547,095  34,738,760    4,209,260   (244,377)         --   40,250,738
Exercise of stock options                          776,342     77,634   1,897,884                                        1,975,518
Purchase of common stock                                                                         (493,283)                (493,283)
Employee stock purchase                                                                                      (141,937)    (141,937)
Amortization of deferred
  compensation                                                                                                 53,230       53,230
Income tax benefit from the
  exercise of stock options                                               116,000                                          116,000
Net earnings for year                                                               11,821,077                          11,821,077
                            -------  ---------  ---------- ---------- -----------  -----------  ---------   ---------  -----------

Balance, June 30, 1996           --         --  16,247,289  1,624,729  36,752,644   16,030,337   (737,660)    (88,707)  53,581,343
Exercise of stock options                          149,333     14,933     516,560                                          531,493
Purchase of common stock                                                                         (126,251)                (126,251)
Employee stock purchase                                                                                      (273,750)    (273,750)
Amortization of deferred
  compensation                                                                                                131,183      131,183
Compensation expense on
  stock options granted                                                    78,868                                           78,868
Net earnings for year                                                                1,733,290                           1,733,290
                            -------  ---------  ---------- ---------- -----------  -----------  ---------   ---------  -----------
Balance, June 30, 1997           --  $      --  16,396,622 $1,639,662 $37,348,072  $17,763,627  $(863,911)  $(231,274) $55,656,176
                            =======  =========  ========== ========== ===========  ===========  =========   =========  ===========

                       The accompanying notes are an integral
                         part of these financial statements.



                                BALANCE SHEETS

                            June 30, 1997 and 1996


                                    ASSETS

                                                   1997              1996
                                               ------------      ------------
CURRENT ASSETS
  Cash and cash equivalents                    $  2,389,758      $  8,889,246
  Accounts receivable:
    Trade (less allowance of $75,000 and
      $100,000 in 1997 and 1996)                  4,102,173         1,266,497
    Production credits and incentives             1,536,541           573,312
  Inventories                                     4,246,783         1,680,843
  Current portion of long-term notes receivable     117,417           106,552
  Prepaid expenses                                  309,350           545,171
  Refundable income tax                             145,328           410,259
                                               ------------      ------------
          Total current assets                   12,847,350        13,471,880
                                               ------------      ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
   Land and land improvements                       323,496           142,283
   Ethanol plants                                85,055,215        77,217,199
   Other equipment                                  393,683           417,559
   Office equipment                                 202,135           237,085
   Leasehold improvements                            48,002            48,002
                                               ------------      ------------
                                                 86,022,531        78,062,128
   Less accumulated depreciation                (20,444,381)      (17,573,003)
                                               ------------      ------------
          Net property, plant and equipment      65,578,150        60,489,125
                                               ------------      ------------

OTHER ASSETS
   Equipment held for resale                        427,432           451,090
   Deferred loan costs (less accumulated
     amortization of $10,857 and $164,644
     in 1997 and 1996)                              103,623           312,823
   Long-term notes receivable, less
     current portion                                 41,742           314,159
   Other                                             76,235            57,018

                                               ------------      ------------
          Total other assets                        649,032         1,135,090
                                               ------------      ------------
                                               $ 79,074,532      $ 75,096,095
                                               ============      ============

                         LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   1997              1996
                                               ------------      ------------
CURRENT LIABILITIES
  Revolving lines-of-credit                    $  6,200,000      $         --
  Current maturities of long-term debt                   --         4,897,619
  Current maturities of capital
    lease obligations                               519,384            30,999
  Accounts payable                                5,114,452           692,135
  Estimated contract commitments                         --           629,093
  Accrued interest                                  298,551           156,294
  Accrued payroll and property taxes                644,846           492,590
                                               ------------      ------------
          Total current liabilities              12,777,233         6,898,730
                                               ------------      ------------

Revolving line-of-credit                          7,700,000         2,000,000
Long-term debt, less current maturities                  --        12,447,619
Capital lease obligations, less current
  maturities                                      2,500,014            12,655
Other                                               441,109           155,748
                                               ------------      ------------
                                                 10,641,123        14,616,022
                                               ------------      ------------

STOCKHOLDERS' EQUITY

  Common stock, $.10 par value, authorized
    50,000,000 shares; issued 16,396,622
    shares and 16,247,289 shares at
    June 30, 1997 and 1996, respectively, of
    which 411,178 and 391,178 shares were
    held as treasury stock at June 30, 1997
    and 1996, respectively                        1,639,662         1,624,729
  Additional paid-in capital                     37,348,072        36,752,644
  Retained earnings                              17,763,627        16,030,337
                                               ------------      ------------
                                                 56,751,361        54,407,710
  Less:
    Treasury stock - at cost                       (863,911)         (737,660)
    Deferred compensation                          (231,274)          (88,707)
                                               ------------      ------------
          Total stockholders' equity             55,656,176        53,581,343
                                               ------------      ------------
                                               $ 79,074,532      $ 75,096,095
                                               ============      ============

                          The accompanying notes are an integral
                            part of these financial statements.



                               STATEMENTS OF CASH FLOWS

                        Years Ended June 30, 1997, 1996 and 1995

                                           1997        1996          1995
                                      ------------  -----------  ------------
Cash flows from operating activities:
   Net earnings                       $  1,733,290  $11,821,077  $  6,072,407
   Adjustments to reconcile net
     earnings to  net cash provided
     by operating activities:
     Depreciation and amortization       3,405,364    2,869,699     2,084,469
     Provision for bad debt                     --           --        68,487
     (Gain) loss on sale of equipment     (129,649)    (256,606)      112,024
     Amortization of deferred
       compensation                        107,923       53,230            --
     Compensation expense on stock
       options granted                      78,868           --            --
     Payments received on notes
       receivable                          236,552       96,691        37,598
     Changes in operating assets
       and liabilities:
         Accounts receivable            (3,773,905)   1,953,952    (1,949,675)
         Inventories                    (2,565,940)     964,434    (1,703,415)
         Equipment held for resale         105,794      606,353      (487,921)
         Refundable income tax             264,931     (294,259)      107,825
         Prepaid expenses                  235,821     (160,312)       52,080
         Accounts payable                4,422,317   (3,103,913)      (62,638)
         Estimated contract
           commitments                    (629,093)     629,093            --
         Accrued liabilities               168,262     (385,670)      228,671
                                      ------------  -----------  ------------
            Net cash provided by
              operating activities       3,660,535   14,793,769     4,559,912
                                      ------------  -----------  ------------

Cash flows from investing activities:
   Proceeds from sale of property,
     plant and equipment                    43,620       54,477       586,237
   Acquisition of property,
     plant and equipment                (4,802,664)  (4,947,663)  (16,519,158)
   (Increase) decrease in other
     non-current assets                    (19,217)       5,591         5,804
                                      ------------  -----------  ------------
            Net cash used in
              investing activities      (4,778,261)  (4,887,595)  (15,927,117)
                                      ------------  -----------  ------------

Cash flows from financing activities:
   Payments on long-term debt          (17,345,238)  (5,273,810)   (2,380,952)
   Proceeds from long-term debt                 --           --    12,668,328
   Payments on revolving
     line-of-credit                     (3,100,000)  (1,000,000)   (1,000,000)
   Proceeds from revolving
     lines-of-credit                    15,000,000    3,000,000     1,000,000
   Payments on capital lease
     obligations                          (295,330)    (332,828)     (186,054)
   Increase in other non-current
     assets                               (207,558)          --       (30,648)
   Increase in other non-current
     liabilities                            97,996       13,811            --
   Issuance of common stock                 49,500           --            --
   Proceeds from exercise of options       418,868    1,975,518     1,765,807
                                      ------------  -----------  ------------
            Net cash (used in)
              provided by financing
              activities                (5,381,762)  (1,617,309)   11,836,481
                                      ------------  -----------  ------------
            (Decrease) increase
              in cash and
              cash equivalents          (6,499,488)   8,288,865       469,276

Cash and cash equivalents:
   Beginning of year                     8,889,246      600,381       131,105
                                      ------------  -----------  ------------
            End of year               $  2,389,758  $ 8,889,246  $    600,381
                                      ============  ===========  ============

                                The accompanying notes are an integral
                                 part of these financial statements.



                                  NOTES TO FINANCIAL STATEMENTS


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents - High Plains Corporation, the "Company," considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market. To the extent practical, the Company follows a policy of hedging certain commodity transactions related to anticipated production requirements. This is done to reduce risk due to market price fluctuations. Readily marketable exchange-traded futures contracts are the designated hedge instruments since there is a high correlation between the market value changes of such contracts and the price changes on grain commodities. Gains or losses arising from open and closed hedging transactions are included as an adjustment to the value of inventories and reflected in cost of sales in the statements of income when the underlying purchase contracts are fulfilled.

     Property, Plant and Equipment - Property, plant and equipment are recorded at cost. The cost of internally-constructed assets includes direct and allocable indirect costs. Plant improvements are capitalized, while maintenance and repair costs are charged to expense as incurred. Periodically, a plant or a portion of a plant's equipment is shut down to perform certain maintenance projects which are expected to improve the operating efficiency of the plant over the next year. These expenses are generally incurred once a year and thus are capitalized and amortized over the future 12-month period benefited. Included in prepaid expenses at June 30, 1997 and 1996 were $220,523 and $429,207, respectively, of these expenditures.

     Provisions for depreciation of property, plant and equipment are computed using the straight-line method over the following estimated useful lives:

         Ethanol plants           5 - 40 years
         Other equipment          5 - 10 years
         Office equipment         3 - 10 years
         Leasehold improvements        5 years


     Whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be fully recoverable, the Company reviews that asset for impairment. Scheduled future expirations of state incentive payments and federal fuel tax incentive programs are not considered to be such an event or change because of the government's history of extending the expirations of these incentives.

     Equipment Held for Resale - The Company acquired ethanol processing equipment located in New Iberia, Louisiana to be utilized in the construction of the York, Nebraska facility. Amounts allocated for equipment not utilized for the Nebraska facility are recorded as equipment held for resale and these amounts are decreased as sales occur. Management expects a gain upon its ultimate disposition and, accordingly, no loss has been provided for.

     Deferred Loan Costs - The Company incurred certain costs in connection with obtaining financing. The Company is amortizing these costs over sixty months, the life of the debt.

     Fair Value of Financial Instruments - The fair values of financial instruments recorded on the balance sheet are not significantly different from the carrying amounts.

     Income Taxes - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when considered necessary to reduce deferred tax assets to the estimated amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Under FASB Statement No. 109, Accounting for Income Taxes, (FAS
     109) the tax benefit from utilization of loss carryforwards is not reflected as an extraordinary item.

     Deferred Compensation - Under the Employee Stock Purchase Plan (Note 12), compensation is recognized as an expense in the period in which the employee performs the services, which is generally the period over which the stock appreciation is vested or earned. With the exception of certain officers, the employees must continue to work for five years to acquire the full amount of the stock. Compensation expense attributable to future services has been recorded as deferred compensation in the equity section of the balance sheets and is amortized over the period of future services. Officers who have ten years of continuous service are allowed to prepay their obligation and receive the stock immediately and thus, the compensation attributable to their election is recognized upon their election to participate in the plan.

     Stock-Based Compensation - The Company has chosen to continue to account for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. However, the Company accounts for stock-based compensation for non-employees as provided under FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing method.

     Recently Issued Accounting Standards - In February 1997, FASB issued Statement No. 128, Earnings Per Share (FAS 128), effective for the Company for the interim periods and years ended after December 15, 1997. FAS 128 replaces the presentation of primary earnings per share (EPS) with a presentation of "basic" EPS. Basic EPS excludes the dilutive effects of common stock equivalent shares in its calculation. A diluted EPS will still be required, and will be computed similarly to the current fully diluted EPS (see Note 14). Under FAS 128, both the basic and diluted EPS amounts will be presented in the financial statements. Also, the statement will require restatement of all prior period EPS data presented in the financial statements. EPS as calculated at June 30, 1997, 1996, and 1995 would not be materially different if calculated using basic EPS.

     Other pronouncements issued by the Financial Accounting
     Standards Board with future effective dates are either not applicable or not material to the financial statements of the Company.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: 1) the reported amounts of assets and liabilities, 2) disclosures such as contingencies, and 3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

     Contingencies - In the normal course of business, the Company becomes party to litigation and other contingencies that may result in loss or gain contingencies. The Company follows Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. Under FAS No. 5, loss contingencies are accrued if available information indicates that it is probable that a loss is incurred and the amount of such loss can be reasonably estimated.

     Reclassifications - Certain items have been reclassified on the 1996 balance sheet to be consistent with the classifications in 1997.


 2.  DESCRIPTION OF BUSINESS

     Ethanol Production Business - The Company's principal business is the operation of two plants in Kansas and Nebraska for the distillation and production of industrial and fuel grade ethanol for sale to customers concentrated primarily in the Western United States for mixture with gasoline to be used as a motor fuel. The Company's operations are dependent upon state governmental incentive payments. Kansas production incentive payments recorded as product sales and revenues in the accompanying financial statements were $1,304,019 for fiscal 1995, $1,126,386 for fiscal 1996 and $1,160,141 for fiscal 1997.
     The Kansas incentive program is currently scheduled to expire
     July 1, 2001.

     The State of Nebraska offers a transferable production tax credit in the amount of $.20 per gallon of ethanol produced for a period of sixty months from date of first eligibility. The credit is only available to offset Nebraska motor fuels excise taxes. The Company transfers these credits to a Nebraska gasoline retailer which then reimburses the Company for the credit amounts less a handling fee. Not less than two million gallons and not more than twenty-five million gallons of ethanol produced annually at the Nebraska facility are eligible for the tax credit. The Company will no longer be eligible for this credit after December 31, 1999. Nebraska production tax credit amounts recorded as revenues in the accompanying financial statements were $2,713,772 in fiscal 1995, $4,428,437 in fiscal 1996 and $4,019,584 in fiscal 1997.

     The market for the Company's ethanol product is affected by the Federal government's excise tax incentive program scheduled to expire on September 30, 2000. Under this program, gasoline distributors who blend gasoline with ethanol receive a federal excise tax rate reduction for each blended gallon, resulting in an indirect pricing incentive to ethanol. This tax rate reduction equals $.054 per blended gallon containing 10% or more ethanol by volume. Alternatively, blenders may claim an income tax credit of $.54 per gallon of ethanol mixed with gasoline. The market for the Company's product is also affected through Federal regulation by the Environmental Protection Agency under the Clean Air Act and the Reformulated Gasoline Program.

     Shut Down of Plant Operations - Due to increasing corn and milo-feedstock prices, management temporarily suspended operations at both its York and Colwich facilities in May 1996. The Company had forward contracted grain purchases to insure the availability of grain needed for its production process at a fixed price. These contracts would have allowed continued operations through approximately August 1997. Due to grain prices rising to record levels in excess of the forward contracted levels, the Company sold all of its forward grain contracts for approximately $14 million after commissions. See
     Note 8 for details on the Company's outstanding commitments at June 30, 1996 related to undelivered contracts for the sale of ethanol and dried distiller's grain (DDG). Expenses incurred prior to the year ending June 30, 1996 to fill these contracts were estimated to be approximately $2.5 million.

     The Colwich facility reopened in September 1996, and the York facility reopened in October 1996. During the shutdown period, the Company began modifying the York facility to produce a higher-quality industrial grade ethanol as well as the fuel grade ethanol it already produced. In January 1997, the Company completed construction and began initial testing of the new industrial grade processing equipment. Modifications and test runs of the new equipment continued into June 1997 while the Company pursued customers for the sale of its higher quality product.


 3.  NOTES RECEIVABLE

     In January 1995, the Company disposed of its engineering division, and certain property assets associated with the division were transferred to the former officer who took over the operations under a separate, unrelated company. This company and former officer agreed to pay $300,000 and $100,000, respectively, in notes, plus interest at 9.75% over 45 months. The remaining balance on these notes receivable were $119,370 and $39,789 at June 30, 1997 and $199,283 and $66,428 at June 30,
     1996, respectively. These notes are secured by the property transferred and the former officer's personal guarantee.

 4.  INVENTORIES

     Inventories consisted of:

                                                    June 30,
                                           -------------------------
                                               1997          1996
                                           ----------     ----------
       Raw materials                       $  957,894     $  157,939
       Work-in-process                        396,747             --
       Finished goods                       2,149,904        821,481
       Spare parts                            664,530        701,423
       Adjustment to market for
         hedged grain inventory                77,708             --
                                           ----------     ----------
                                           $4,246,783     $1,680,843
                                           ==========     ==========

 5.  REVOLVING LINES-OF-CREDIT

     On January 10, 1997, the Company entered into a credit agreement with a bank to refinance the Company's existing long-term debt and revolving line-of-credit. Under the new credit agreement, the Company has two revolving lines-of-credit. The lines-of-credit have an interest rate option equal to the bank's prime rate or the LIBOR rate, whichever the Company elects. On one credit line, the Company may borrow up to a maximum of $4,000,000. At June 30, 1997, $2,300,000 of the outstanding balance bears interest at a LIBOR-based rate of 8.14% through January 8, 1998; the remaining $1,700,000 bears interest at the prime rate of 8.5% at June 30, 1997. This revolving line-of-credit has an initial maturity of January 10, 1998.

     The Company may borrow up to a maximum of $9,900,000 on the other revolving line-of-credit, which has a maturity of December 31, 2002. At June 30, 1997, $9,350,000 bears interest at a
     LIBOR-based rate of 8.14%, expiring January 8, 1998. The remaining balance of $550,000 bears interest at a LIBOR-based rate of 8.02%, expiring September 30, 1997.

     The maximum availability under the lines-of-credit is limited so that the amount of collateral securing the lines at all times exceeds the outstanding balances by a ratio of at least 2 to 1. Collateral on the lines includes all eligible receivables, inventory, general intangibles, property and equipment located at the York, Nebraska plant, and the Company's rights to payments under present or future production incentive contracts from the Ethanol Plant Production Credit Agreement with the State of Nebraska. The maximum availability under the $9,900,000 line-of-credit decreases each calendar quarter by $550,000. Therefore, the Company can expect to pay at least $2,200,000 on this line-of-credit in the next fiscal year. This amount is included in the current maturities of the lines-of-credit on the balance sheet.

     The financing agreement contains various restrictions, including the maintenance of certain financial ratios, fulfilling certain net worth and indebtedness test, and capital expenditure limitations. At June 30, 1997, the Company was in violation of a certain covenant; however, the bank has waived its rights to declare the debt due and payable based on this covenant violation through June 30, 1998.


 6.  LONG-TERM DEBT

     Long-term debt consisted of:

                                                      1997           1996
                                                   ----------    ------------
     Term loan payable to bank in
       monthly installments of $297,619
       plus interest at a two-year fixed
       rate equal to 1.5% above prime
       rate (9.75% at June 30, 1996) with a
       final payment due September 2000.           $       --    $ 17,345,238
                                                   ----------    ------------
                                                           --      17,345,238
      Less current maturities                              --       4,897,619
                                                   ----------    ------------
                                                   $       --    $ 12,447,619
                                                   ==========    ============


 7.  LEASES

     Sale - Leaseback Transaction - On December 12, 1996, the Company sold certain processing equipment for the production of industrial grade ethanol for $3,128,676 and concurrently entered into an agreement to lease the property back at $54,191 per month through December 12, 2002. The sale of equipment was recorded resulting in a gain of $87,447 which was deferred and will be recognized over the six-year term of the lease agreement. The lease has been classified as a capital lease. The equipment under lease is included in ethanol plants totaling $3,128,676, less accumulated depreciation of $7,838, for a net book value of $3,120,838 at June 30, 1997.

     Other Capital Leases - The Company also leases various processing equipment, a forklift, and two photo copiers under long-term agreements which have been classified as capital leases. The leases have terms of two to three years, and expire through September 1999. As of June 30, 1997, cost and accumulated depreciation on equipment under capital leases amounted to $284,068 and $29,568, for a net book value of $254,500. At June 30, 1996, cost and accumulated depreciation on equipment under capital leases amounted to $103,960 and $15,725, for a net book value of $88,235.

     Operating Leases - The Company leases 100 railroad cars under an operating lease expiring in fiscal year ending June 30, 1999. Annual rentals are $618,000 for all 100 cars. The Company also leases 32 cars under an operating lease expiring in June 30, 2002. Annual rentals are $213,120 for all 32 cars. The Company leases an additional 52 railroad cars under various operating leases expiring through fiscal year ending June 30, 2001. Rent paid during the years ended June 30, 1997, 1996 and 1995 was $977,449, $865,941, and $806,942, respectively.

     Future Minimum Lease Payments - The following is a schedule of future minimum lease payments for capital leases and operating leases as of June 30, 1997:

                                             Capital         Operating
       Year Ending June 30                    Leases          Leases
       -------------------                 -----------      -----------
               1998                        $   727,674      $ 1,132,020
               1999                            671,194          960,040
               2000                            656,532          250,200
               2001                            650,290          225,480
               2002                            650,290          213,120
            Thereafter                         325,145               --
                                           -----------      -----------

       Total minimum lease payments          3,681,125      $ 2,780,860
       Less amount representing interest       661,727      ===========
                                           -----------

       Present value of net minimum
         lease payments                      3,019,398
       Less current maturities                 519,384
                                           -----------
                                           $ 2,500,014
                                           ===========


     The Company has subleased 20 of the above railroad cars under various short-term noncancelable operating leases. The total minimum future rentals to be received in fiscal year ended June 30, 1998 is $94,500.

     Interest Payments - Interest paid on long-term debt, the revolving lines-of-credit and capital leases in 1997, 1996 and 1995 amounted to $1,328,310, $2,249,297 and $2,051,866, respectively. The Company capitalized $115,585 and $889,211 in interest in 1997 and 1995, respectively, as part of the cost of construction at the York, Nebraska facility. No interest was capitalized in 1996.

 8.  COMMITMENTS

     Forward and Futures Contracts - The Company periodically enters into forward contracts with suppliers and customers on both the purchase of grain and the sale of ethanol and DDG. At June 30, 1997, the Company had forward contracts to purchase approximately 1,728,000 bushels of milo and corn at fixed prices totaling $4,432,000 with delivery dates of July through August 1997. An additional 679,000 bushels were held under contracts for delivery, however, at June 30, 1997, no prices had been set. The unpriced contracts are for deliveries from July through December 1997. At June 30, 1997, the Company had also purchased futures contracts on approximately 1,250,000 bushels. These contracts had been purchased at prices ranging from $2.66 to $2.74 per bushel, while the fair market value of the futures was approximately $2.38 per bushel at June 30, 1997, resulting in unrealized losses at year-end. The Company had forward contracts to sell 32,600 tons of DDG at fixed prices totaling approximately $2,585,000. No losses were expected on these contracts. At June 30, 1996, the Company had no forward contracts to purchase grain. No material forward contracts for purchases or sales existed at June 30, 1995.

     The Company sells DDG and certain condensed distiller's solubles
     (CDS), the by-products of its ethanol production, through merchandisers. At June 30, 1996 one merchandiser had certain unfilled contracts for DDG. The Company also had two unfilled contracts to sell ethanol at June 30, 1996. Due to the shutdown of plant operations (See Note 2), the Company was liable for the difference in the contracted sales prices and the costs to purchase the necessary product to fill these contracts. The Company's liability for this difference at June 30, 1996 was approximately $292,000 for DDG and $629,093 for ethanol. The $292,000 was recorded as an offset to a receivable from the DDG merchandiser and the $629,093 was recorded as a liability.
     These contracts mostly extended through September 1996, and final settlements were dependent on fluctuations in the price the Company had to pay to fill the contracts while the plants were not in production. Final settlements during the year ended June 30, 1997 resulted in a $610,069 recovery of the expense recorded at June 30, 1996.

     Retirement and Consulting Agreement - On April 11, 1997, the Company entered into an agreement with the former President and Chairman of the Board to provide a retirement benefit package and consulting agreement for future services. As part of the retirement package, the Company agreed to grant (on August 1, 1997) 14,000 non-qualified options at an exercise price equal to one-half of the lowest closing price achieved by the Company's stock between May 1, 1997 and August 1, 1997.

     In consideration for future consulting services to be provided by the former President, the Company agreed to make payments equal to the amounts required under his former employment contract, which would have expired July 1, 2000. At June 30, 1997, this totaled $401,979 plus annual bonuses of 2% of net income before taxes. The Company also agreed to grant the former President 50,000 nonqualified stock options on each April 11, 1997, 1998 and 1999 at the then closing stock price.


 9.  INCOME TAXES

     For Federal income tax purposes at June 30, 1997, the Company had a net operating loss carryforward of approximately
     $13,334,000 and approximately $5,857,000 of federal general business tax credit carryforwards, which, if not used, will expire as follows:

                                                             Net
               Expires in         Operating                General
               Fiscal Year       Loss Amount           Business Credit
                  Ending         Carryforward           Carryforward
               -----------     --------------          ---------------
                   1998        $         --             $      1,000
                   1999                  --                1,263,000
                   2000                  --                    7,000
                   2001                  --                   86,000
                   2002              78,000                       --
                   2003           6,430,000                4,500,000
                   2004             453,000                       --
                   2005             992,000                       --
                   2008               3,000                       --
                   2009             485,000                       --
                   2012           4,893,000                       --
                               ------------             ------------
                               $ 13,334,000             $  5,857,000
                               ============             ============


     The general business credits expiring in fiscal 1998-2001 are investment tax credits and the credits expiring in fiscal 2003 are small ethanol producer tax credits. In the event these credits would expire, the Company would receive a deduction of 50% of the investment tax credit and 100% deduction of the small ethanol producer credit in the year of expiration.

     The Company also has a Nebraska investment credit carryforward of $4,528,000, expiring in fiscal 2003, which may be used to offset taxes in the State of Nebraska.

     The tax net operating loss carryforward and federal tax credit carryforwards discussed above and other matters result in deferred tax assets under FAS 109 totaling $16,379,000 at June 30, 1997 (see below). The book basis of property, plant and equipment in excess of its tax basis results in an offsetting deferred tax liability of $13,318,000, and the valuation allowance offsets an additional $3,061,000, leaving no net deferred tax assets at June 30, 1997. Future tax expenses, if any, may be offset, at least in part, by net increases in future tax assets (including changes in the valuation allowance) to the extent that such assets exceed the amounts of future deferred tax liabilities. The Company expects to continue annually to provide for a reasonable valuation allowance, to reduce deferred tax assets to zero until such time as future taxable income is generated or assured (if ever).

     Income taxes consisted of:

                                                     June 30,
                                    ----------------------------------------
                                         1997          1996          1995
                                    ------------   -----------   -----------
Current tax (benefit) expense       $    (18,895)  $   355,256   $   141,377

Tax effect of changes in deferred
  tax assets and liabilities:
    Book basis of plant and
      equipment in excess of tax
      basis                            3,354,000     2,652,000     1,216,000
    Nondeductible accrued expenses       239,000      (303,000)           --
    (Increase) decrease in net
      operating loss carryforward     (2,979,000)    1,588,000     1,195,000
    (Increase) decrease in tax
      credits carryforward               (80,000)       80,000            --
    Increase in Nebraska investment
      credit carryforward               (931,000)     (170,000)   (3,427,000)
    AMT credit carryforward and
      other                              258,000      (230,000)     (179,000)
    Change in asset valuation
      allowance                          139,000    (3,617,000)    1,195,000
                                    ------------   -----------   -----------

  Deferred tax expense                       -0-           -0-           -0-
                                    ------------   -----------   -----------

  Income tax (benefit) expense      $    (18,895)  $   355,256   $   141,377
                                    ============   ===========   ===========

     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                  June 30,
                                --------------------------------------------
                                    1997            1996             1995
                                ----------     ------------     ------------
Computed income tax expense,
  at 34%                        $  582,894     $  4,139,953     $  2,112,687
Utilization of net operating
  loss carryforwards              (582,894)      (4,139,953)      (2,112,687)
Alternative minimum tax                 --          239,256          141,377
Other, net                         (18,895)         116,000               --
                                ----------     ------------     ------------
Total income tax
  (benefit) expense             $  (18,895)    $    355,256     $    141,377
                                ==========     ============     ============

     The Company has deferred income tax liabilities and assets arising from the following temporary differences and carryforwards:

                                                      June 30,
                                           ----------------------------
                                               1997            1996
                                           ------------    ------------
Deferred tax liabilities:
  Book basis of property, plant and
    equipment in excess of tax basis       $ 13,318,000    $  9,964,000
                                           ============    ============
Deferred tax assets:
  Net federal and state operating loss
    carryforwards                          $  5,510,000    $  2,531,000
  Nebraska investment credit carryforward     4,528,000       3,597,000
  General business credit carryforward        5,857,000       5,777,000
  AMT credit carryforward and other             420,000         678,000
  Nondeductible accrued expenses                 64,000         303,000
                                           ------------    ------------

                                             16,379,000      12,886,000
Less:  Valuation allowance                    3,061,000       2,922,000
                                           ------------    ------------

                                           $ 13,318,000    $  9,964,000
                                           ============    ============

Net deferred income taxes                  $         -0-   $        -0-
                                           ============    ============

10.  PREFERRED STOCK

     The Company had 25,000 shares authorized of no par value cumulative preferred stock at June 30, 1994. All 25,000 shares were designated 11.5% cumulative preferred stock and were outstanding. Cumulative dividends on the outstanding preferred stock aggregating $174,200 ($6.98 per share) had not been declared or provided for at June 30, 1994. During the fiscal year ended June 30, 1995, the preferred stock was converted into 36,918 shares of common stock.


11.  COMMON STOCK SPLIT

     On February 22, 1995, the Company issued 3,786,562 additional shares of common stock necessary to effect a 4-for-3 common stock split. The earnings per common share for the year ended June 30, 1995 has been retroactively adjusted for the above splits as if they had occurred on July 1, 1994.


12.  STOCK-BASED COMPENSATION

     The Company has three stock-based compensation plans which are described below. Grants to employees under those plans are accounted for following APB Opinion No. 25. Accordingly, no compensation cost has been recognized for options granted to employees in the financial statements, except under the employee stock purchase plan where compensation expense equals the excess of the fair market value of the shares over the exercise price on the grant date. Grants to non-employees under the plans are accounted for under FAS 123. For the 50,000 options granted to non-employees in the year ended June 30, 1997, $78,868 was recognized as compensation expense. Had compensation cost for all the stock-based compensation plans been determined based on the fair value grant date, consistent with the provisions of FAS 123, the Company's net earnings and earnings per share would have been reduced to the proforma amounts below:

                                           1997            1996
                                       -----------     ------------
          Net earnings:
            As reported                $ 1,733,290     $ 11,821,077
            Pro forma                    1,381,750       10,302,658
          Earnings per share:
           As reported                     $  .11          $  .74
            Pro forma                         .09             .65


     The pro forma requirements of FAS 123 have been applied only to options granted after June 30, 1995.

     Fixed Stock Option Plans - The Company has two fixed option plans under which it may grant options to key employees, officers and directors to purchase common stock, with a maximum term of 10 years, at the market price on the date of grant. Options up to 1,200,000 shares may be granted under the 1990 plan and options up to 3,000,000 shares may be granted under the 1992 plan. All options are 100% vested at the date of grant. The fair value under FAS 123 of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996: dividend rate of 0% for all years; price volatility of 51.47% and 51.49%; risk-free interest rates of 6.6% and 6.26%; and expected lives of 5 years and 4 years.

     A summary of the status of the two fixed plans at June 30, 1997, 1996, and 1995 and changes during the years then ended is as follows:

                            1997                   1996                   1995
                    --------------------  --------------------  -------------------
                               Weighted-             Weighted-             Weighted-
                      Number   Average     Number    Average      Number   Average
                        of     Exercise       of     Exercise       of     Exercise
                      Shares    Price       Shares    Price       Shares    Price
                    ---------  -------    ---------  -------    ---------  -------
Outstanding and
  exercisable
  at beginning
  of year           2,175,154  $5.7334    1,964,675  $4.7652    1,495,800  $3.8410
Granted               204,333   3.9377      986,821   5.1525      522,000   7.8381
Net effect of
  stock split              --                    --               562,354      n/a
Exercised:
  Prior to stock
    split                  --                    --               290,600   2.9219
  After stock
    split             124,333   3.3689      776,342   2.5447      324,879   2.8200
Expired or
  surrendered         436,961   5.8665           --                    --
                    ---------             ---------             ---------

Outstanding and
  exercisable at
  end of year       1,818,193   5.6612    2,175,154   5.7334    1,964,675   4.7652
                    =========   ======    =========   ======    =========   ======

Weighted-average
  fair value per
  option of
  options granted
  during the year
  under FAS 123                 $ 2.04               $ 2.38                    n/a
                                ======               ======                 ======

     The following table summarizes information about the outstanding options at June 30, 1997:

                                                Weighted-         Weighted
                                                 Average           Average
                                  Number        Remaining         Remaining
  Range of Exercise Prices      Outstanding       Life              Life
  ------------------------      -----------     ---------        -----------
      $3.19 to $5.00              443,000       6.1 years        $    3.6480
      $5.12 to $6.12              943,193       5.1 years             5.3779
          $8.34                   432,000       7.4 years             8.3440
                                ---------
                                1,818,193
                                =========


     The Company's 1990 and 1992 Stock Option Plans were approved for modification at the Company's November 1994 annual meeting of stockholders. The approved amendments provide that when optionees exercise their options, above, and remit the exercise payment to the Company, they may be granted a one-time option to purchase a like quantity of Common Shares as those options
     exercised (Reload Options).   The Reload Options shall have an
     exercise price equal to the closing sales price of the Company's Common Stock on the day in which the original options were exercised, and shall have an exercise period that extends to the later of one year from the date of grant of the Reload Option or the expiration date of the originally exercised option. Options subject to reload included in total outstanding options at June 30, 1997 totaled 975,000 shares. These have a weighted-average exercise price of $6.31.

     The implementation of the above amendments to the 1990 and 1992 plans was delayed by the Directors until August 2, 1995. On that date, 366,746 options were granted to optionees who had exercised their options prior to August 2, but after November, 1994, as compensation for the delay in implementation of the "Reload" amendments. The exercise price of these options was $5.25, the closing sales price on August 2, 1995. Further, on August 4, 1995, options totaling 264,675 were exercised; accordingly, Reload Options in the same amount were granted at that day's closing price, also $5.25 per share. These 631,421 options are not subject to further "Reload" provisions.

     Employee Stock Purchase Plan - In August, 1995 the Company adopted a compensatory Employee Stock Purchase Plan, effective for a 3-year period, to provide employees of the Company with an incentive to remain with the Company and an opportunity to participate in the growth of the Company. The plan is administered by the Company's Board of Directors. Employees with one year of service are able to elect annually to purchase shares of the Company's common stock at a price equal to 50% of its lowest market value recorded between May 1 and August 1 of each calendar year. The aggregate number of shares which may be purchased under the plan shall not exceed 80,000 as adjusted for stock splits or stock dividends.

     Employees must elect to purchase a designated number of shares on or before May 15 of each calendar year, except that the election for the first year may be made on or before January 31, 1996. The number of shares that may be purchased by each employee is limited to 100 shares per year of service. The shares are paid for by the participating employees through payroll deductions ratably over a five-year period and prepayment is not permitted. The employee vests in the shares over the same five-year period based on the amounts paid.
     Shares are transferred to the employee only at the end of the five-year period. Compensation cost is measured on August 1 of each year, which is the first date that both the purchase price and the number of shares are known. The amount of compensation measured on the measurement date is recorded as deferred compensation and charged to expense over the periods in which the employee performs the related services, which is the same as the vesting period.

     The Company also adopted a stock purchase plan for certain key management personnel, which is similar to the above plan, except that the aggregate number of shares available shall not exceed 250,000 and the employee is limited to 1,000 shares plus an additional 1,000 shares for each year of service. Vesting is the same as above except that any employee who is also an officer of the Company and who has achieved at least ten continuous years of employment shall have the option to prepay any balance due for shares purchased under the plan. At that time, the Company will immediately transfer said shares to the employee. The amount of compensation measured for this key management employee plan is on the same measurement date as set forth above for the employee plan. Deferred compensation is recorded and charged to expense over the five-year vesting period except for those officers eligible to prepay. For those officers, the expense is recognized immediately upon the measurement date.

     Employees and key management personnel elected to purchase shares through the stock purchase plan as noted below:

                           Number
                             of          Exercise         Deferred
              Year         Shares        Per Share      Compensation
              ----         ------        ---------      ------------
              1997         87,600          $ 1.50        $  273,750
              1996         75,700            2.50           141,937


     Amortization of the deferred compensation recognized in the income statement was $107,923 and $53,230 for the period ending June 30, 1997 and 1996, respectively. Forfeitures of shares in 1997 from employee terminations totaled 13,539 shares under the 1996 year purchase. The fair value under FAS 123 of each purchased share is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5 years for all years; dividend rate of 0% for all years; risk-free interest rates of 6.8% and 5.6% in 1997 and 1996, and price volatility of 53% in 1997 and 1996. The weighted average fair value per share granted would be $3.09 in 1997 and $2.91 in 1996.


13.  MAJOR CUSTOMERS

     Sales to individual customers of 10% or more of net sales and revenues are as follows:

                  Sales During the Year             Trade Accounts Receivable
                      Ended June 30,                   Balance at June 30,
            --------------------------------------  ------------------------
  Customer     1997         1996         1995          1997          1996
  --------  -----------  -----------   -----------  ----------    ----------
     A      $12,532,761  $        --   $       --   $   421,759   $       --
     B        8,653,840   11,356,458     8,871,672      594,879      568,016
     C        6,460,989    8,553,353     8,384,212      425,999      587,508
     D               --           --     9,345,425           --           --
     E               --   13,917,311            --           --           --
            -----------  -----------   -----------  -----------   ----------
            $27,647,590  $33,827,122   $26,601,309  $ 1,442,637   $1,155,524
            ===========  ===========   ===========  ===========   ==========


14.  EARNINGS PER SHARE

     Earnings per common and dilutive common equivalent share (primary earnings per share) are computed by dividing net earnings by the weighted average number of common stock and common stock equivalent shares with a dilutive effect.

     Share and per share information have been adjusted to give effect to stock splits in the three years ended June 30, 1997.

     Earnings per common share assuming full dilution assume, in addition to the above, the additional dilutive effect of stock options whenever the period end stock price of the Company is higher than the average stock price of the Company during the period. Such per share amounts are not separately presented since they are equal to earnings per common and dilutive common equivalent share.

     The weighted average number of common stock and common stock equivalent shares used in the computation of net earnings per share of common stock is as follows:

                                1997          1996           1995
                             ----------    ----------     ----------
Earnings per common
  and dilutive common
  equivalent share:
    Weighted average
      common shares          15,933,157    15,736,310     14,760,967
    Stock options                90,323       192,095        908,134
                             ----------    ----------     ----------

    Average common and
      common dilutive
      shares outstanding     16,023,480    15,928,405     15,669,101

Earnings per common share
  assuming full dilution:
    Additional dilutive
      effect of
      stock options                 --             --             --
                             ----------    ----------     ----------

    Common stock outstanding
      assuming full
      dilution               16,023,480    15,928,405     15,669,101
                             ==========    ==========     ==========


15.  ADDITIONAL INFORMATION FOR STATEMENTS OF CASH FLOWS

                                       1997           1996            1995
                                   -----------     -----------     -----------
Interest paid                      $ 1,328,310     $ 2,249,297     $ 2,051,866
Income taxes paid                           --         645,000         145,813


The Company had the following non-cash transactions:

                                       1997           1996            1995
                                   -----------     -----------     -----------
Purchase of plant and equipment
  in exchange for debt             $ 3,271,074     $    66,286     $   496,250
Increase in accrued compensation
  costs at implementation of
  employee stock purchase plan         273,750         141,937              --
Surrender of common stock in
  lieu of employee payroll tax
  obligations                          126,251         493,283              --
Increase in additional
  paid-in-capital from tax
  benefit of exercise of
  stock options                             --         116,000              --
Decrease in deferred
  compensation from
  employee terminations                 23,260              --              --
Acceptance of notes receivable
  in exchange for sale of property,
  plant and equipment                       --              --         400,000
Exchange of preferred stock for
  common stock                              --              --         150,000


16.  401(k) PLAN

     The Company adopted a 401(k) Plan on June 1, 1991. All employees who are over the age of 19 and have one year (1,000 hours) of service are eligible to participate. Employees may contribute from 1% to 12% of their pay. The Company matches 100% of the first 1% of employee salary deferrals and 50% of the next 5% of employee salary deferrals. The Company contributions to the Plan for the years ended June 30, 1997, 1996 and 1995 were $27,822, $27,100 and $29,165, respectively.

                          INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors
High Plains Corporation


We have audited the accompanying balance sheets of High Plains Corporation as of June 30, 1997 and 1996, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Plains Corporation as of June 30, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.



                                  s/ ALLEN, GIBBS & HOULIK, L.C.


August 7, 1997
Wichita, Kansas




   Market For The Registrant's Common Equity

   The Company is traded on the NASDAQ National Market under the symbol HIPC.

   The table below sets forth the range of high and low market prices for the Company's shares during fiscal 1997 and fiscal
1996. These prices do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                   PRICE                             PRICE
   FISCAL     ---------------        FISCAL      -------------
    1997        HIGH     LOW          1996        HIGH    LOW
-----------   -------   -----      -----------   -----   -----
1ST QUARTER   4-15/16   3          1ST QUARTER   6-3/8   4-7/8
2ND QUARTER   6-3/8     4-3/4      2ND QUARTER   6-1/8   4
3RD QUARTER   5-3/4     3-1/2      3RD QUARTER   5       3-1/4
4TH QUARTER   4-3/8     3-1/8      4TH QUARTER   4-3/4   3-1/4





CORPORATE INFORMATION


BOARD OF DIRECTORS

John F. Chivers (2)(5)
Chivers Realty

Raymond G. Friend (4)(5)
President and CEO of High Plains Corporation

Arthur Greenberg (4)(5)

Ronald D. Offutt (1)(5)
CEO of RDO Equipment Company

H.T. Ritchie (1)(4)
Secretary of High Plains Corporation
President of Ritchie Corporation

Donald D. Schroeder (2)(3)
Treasurer of High Plains Corporation

Daniel O. Skolness (1)(3)
Chairman of the Board of Directors

Donald M. Wright (2)(3)

(1) Policy and Compensation Committee Member
(2) Nominating Committee Member
(3) Budget and Audit Committee Member
(4) Finance and Capital Expenditure Committee Member
(5) Merger and Acquisition Committee Member


OFFICERS

Raymond G. Friend
President and Chief Executive Officer

Christopher G. Standlee
Vice President and General Counsel

H.T. Ritchie / Secretary

Donald D. Schroeder / Treasurer


Corporate Headquarters
High Plains Corporation
O. W. Garvey Building
200 W. Douglas, Suite #820
Wichita, Kansas 67202
(316)269-4310, fax: 269-4008

Ethanol Facility - Colwich
412 N. First St.
P.O. Box 427
Colwich, Kansas 67030
(316)796-1234, fax: 796-1523

Ethanol Facility - York
Rural Route 2, Box 60
York, Nebraska 68467
(402)362-2285, fax: 362-7041

Annual Meeting
December 16, 1997
Hyatt Regency
400 W. Waterman
Wichita, Kansas
Grand Eagle Ballroom / 10:00 a.m.

Certified Public Accountants
Allen, Gibbs & Houlik, L.C.
Wichita, Kansas

Registrar & Transfer Agent
American Stock Transfer Co.
40 Wall Street, 46th Floor
New York, NY  10005 / (718)921-8206

Stock Information
High Plains Corporation stock is traded
on NASDAQ under the symbol HIPC
www.NASDAQ.com
www.ctaonline.com/ir/hipc.htm

Information Contact
High Plains Corporation
Raymond G. Friend
Christopher G. Standlee


Availability of 10-K

A copy of the Company's fiscal 1997
annual report on Form 10-K filed with
the Securities and Exchange Commission
will be made available to interested stock-holders without charge upon written request to the Chief Financial Officer at the above Corporate Headquarters.

Picture of Industrial Grade Ethanol Distillation System
York, Nebraska


LOGO:  (COLORED)  e t h a n o l  Better Gas. Cleaner Air.


High Plains Corporation Logo


HIGH PLAINS CORPORATION
O. W. Garvey Building
200 W. Douglas, Suite #820
Wichita, Kansas  67202
(316)269-4310 fax: 269-4008


TRADING SYMBOL: NASDAQ-HIPC


High Plains Internet Home Page:
http://www.ctaonline.com/ir/hipc.htm
http://www.nasdaq.com